Exhibit 3 Third Quarter 2021 Results PELJESAC BRIDGE, CROATIA

Except as the context otherwise may require, references in this presentation to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, but are not limited to: the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 (“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; expected consummation of our new investment grade style credit agreement and the expected timing thereof; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “Operation Resilience” strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and the other risks and uncertainties described in the our public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect our business and operations. The information contained in this presentation is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker and aggregates. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries - 2 -

3rd Quarter 2021 Highlights

Net sales

+8% l-t-l


+10%
3,424
3,769
3Q20
3Q21

Operating EBITDA

-1% l-t-l


+2%
727
740
3Q20
3Q21

Operating EBITDA margin


-1.6pp
21.2%
19.6%
3Q20
3Q21

Free Cash Flow after maintenance capex


-90 M
458
368
3Q20
3Q21

- Net sales increased 8% l-t-l YoY, driven by solid volumes and prices
- Highest YoY cement price percentage increase since 4Q16
- Despite sales growth, EBITDA declined 1% l-t-l YoY
- EBITDA margin impacted by higher imports, energy and distribution costs
- While YTD FCF after maintenance capex has doubled, FCF in the quarter declined due to higher maintenance and working capital investment
- Continued sequential progress on leverage ratio, from 2.85x to 2.74x[1]
- In process of closing $3.25 B bank refinancing[2], with improved terms and conditions, and aligned to our Sustainability Linked Financing Framework
- With improved leverage ratios, security that guaranteed senior debt has fallen away

Millions of U.S. dollars, except for Operating EBITDA margin

1) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated

2) Subject to finalization and effectiveness of definitive documentation that is expected in the near term. Funding subject to satisfaction of customary closing conditions

3

Double-digit sales growth driven by prices and volumes CEMEX Prices LC 1 3Q21 YoY CEMEX Volumes Sales l-t-l 6% 3Q21 YoY 3Q21 YoY 3% 3% 5% 16% Domestic Ready-mix Aggregates Gray Cement Domestic Gray Cement Prices LC 2% 2% 3Q21 QoQ Mexico 1% US 2% Total Ready-mix Aggregates Urbanization Domestic Solutions Cement Europe 2% 4 1) Volumes on an average daily sales basis. Total Domestic Cement includes mortars and clinker - 4 -

Despite strong pricing performance, rising cost of imports weighs on EBITDA EBITDA variation -1% +2% 116 8 22 21 740 -108 727 13 719 -59 3Q20 Volume Urbanization Price Variable Cement Fixed costs 3Q21 l-t-l FX 3Q21 Solutions costs & & Clinker & others freight imports EBITDA margin 21.2% -1.6pp 19.6% 5 Millions of U.S. dollars - 5 -

Advancing on our Operation Resilience targets Operation Resilience Targets 3Q Progress pillars EBITDA growth through ≥20% margin 20.3% in 9M21 margin enhancement Achieve investment 1 Investment grade rating 2.74x leverage grade capital structure Optimize our portfolio Accelerate bolt-on/margin $800 M in approved projects under for growth enhancement projects deployment By 2030: Advance sustainability Cement: <475 kgs (40% reduction) 599 kgs for cement agenda - net CO 2 Concrete: 165 kgs (35% reduction) 1% decline QoQ 2 emissions Electricity: 55% clean energy 1) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 6 2) Kgs of CO per ton of cementitious materials or cubic meters of concrete. Reductions vs. 1990 baseline - 6 - 2

1 Deliver Net Zero CO concrete by 2050 2 - Joined Race to Zero - Committed to Net Zero under a 1.5° scenario Industry leading climate action 2 targets Aggressive 2030 targets validated with SBTi - Under Well-Below 2° Scenario - The most ambitious pathway currently available for our industry 1) Refers to scope 1, 2 and 3 emissions 7 2) Refers to scope 1 and 2 emissions - 7 -

Regional Highlights BIOENGINEERING CENTER, MEXICO

United States: Strong volume performance and improved pricing led to double-digit growth in sales 9M21 vs. 3Q21 vs. 9M21 3Q21 9M20 3Q20 Net Sales 3,261 1,116 Volume 7% 5% Cement % var (l-t-l) 9% 10% Price (LC) 1% 3% Operating EBITDA 588 179 Volume 9% 10% Ready mix % var (l-t-l) 5% (10%) Price (LC) 1% 3% Operating EBITDA margin 18.0% 16.1% Volume 2% 3% Aggregates pp var (0.8pp) (3.6pp) Price (LC) 3% 6% § Double-digit increase in cement volumes in key states, except for Texas due to heavy rains § Volumes for all three products growing between 3% and 10% § Sequential prices for cement and ready-mix rising 2%, reflecting 3Q21 pricing increase in most markets § Point-to-point cement prices, from December 2020 to September 2021, up 7% § EBITDA margin impacted by higher imports and energy costs § Over medium term, demand supported by economic reopening and potential new infrastructure plan 9 Millions of U.S. dollars - 9 -

Mexico: Sustainable top-line growth anchored by healthy pricing momentum 9M21 3Q21 9M20 3Q20 Net Sales 2,625 868 Volume 12% (3%) Cement % var (l-t-l) 23% 10% Price (LC) 7% 9% Operating EBITDA 920 289 Volume 10% 6% Ready mix % var (l-t-l) 28% 7% Price (LC) 2% 4% Operating EBITDA margin 35.1% 33.3% Volume 15% 6% Aggregates pp var 1.6pp (0.8pp) Price (LC) 4% 4% § Reactivation of formal sector drives bulk cement, ready mix and aggregates growth § Bagged cement growth moderates due to more difficult comparison base, and slowdown in government social spending post election § Strong pricing traction in cement, ready mix and aggregates § Record remittances continue to support informal sector § EBITDA margin contraction due to rising fuel costs and higher maintenance 10 Millions of U.S. dollars - 10 -

EMEA: Strong cement volumes and prices in Europe 9M21 vs. 3Q21 vs. 9M21 3Q21 9M20 3Q20 Net Sales 3,628 1,252 Volume 3% (0%) Cement % var (l-t-l) 8% 1% Price (l-t-l) 3% 5% Operating EBITDA 511 200 Volume 4% (3%) Ready mix % var (l-t-l) 4% (9%) Price (l-t-l) 1% 0% Operating EBITDA margin 14.1% 16.0% Volume 4% (3%) Aggregates pp var (0.5pp) (1.8pp) Price (l-t-l) 3% 2% § Robust cement volume performance in Europe driven by residential and infrastructure activity § Successful cement price increases in Europe, with sequential growth of 2% § EBITDA margin in EMEA impacted by higher imports, energy and distribution costs § Volumes in Israel affected by holidays in quarter, but strong on an average daily sales basis § Stable cement volumes in the Philippines, but operational costs rose due to higher imports § Improving supply/demand dynamics in Egypt after decree to rationalize cement production Millions of U.S. dollars EMEA: Europe, Middle East, Africa and Asia region 11 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange - 11 -

SCAC: Continued operating momentum partially offset by higher energy costs 9M21 vs. 3Q21 vs. 9M21 3Q21 9M20 3Q20 Net Sales 1,271 429 Volume 19% 5% 1Q21 Results Cement % var (l-t-l) 23% 10% Price (l-t-l) 3% 3% Operating EBITDA 353 112 Volume 9% 4% Ready mix % var (l-t-l) 34% 3% Price (l-t-l) 2% 5% Operating EBITDA margin 27.8% 26.2% Volume 5% (6%) Aggregates pp var 2.4pp (1.5pp) Price (l-t-l) (3%) 2% § Double digit volume growth in the Dominican Republic and Central America offset lockdown in Jamaica § Strong YTD pricing dynamics. However, prices declined sequentially due to geographic and product mix § Margin declined mainly due to higher fuels, maintenance and imports § In Colombia, volumes supported by housing, self-construction and infrastructure projects § In the Dominican Republic, strong self-construction coupled with restart of delayed tourism projects contributed to 11% cement volume growth Millions of U.S. dollars SCAC: South, Central America and the Caribbean region 12 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates - 12 -

3Q21 Results Casa Erasto – Mexico City, Mexico EC RESIDENCE, COSTA RICA

Material growth in our Free Cash Flow generation on a cumulative basis Average working capital days 3Q21 3Q20 January - September Third Quarter 2021 2020 % var 2021 2020 % var Operating EBITDA 2,242 1,813 24% 740 727 2% - Net Financial Expense 450 542 136 187 -12 - Maintenance Capex 377 320 169 103 -14 - Change in Working Capital 422 344 9 (136) - Taxes Paid 162 115 33 34 Controlling Interest Net Income - Other Cash Items (net) 65 126 24 83 US$ M - Free Cash Flow (4) (18) 0 (3) Discontinued Operations Free Cash Flow after 769 383 101% 368 458 (20%) Maintenance Capex -376 - Strategic Capex 275 147 114 32 Free Cash Flow 494 237 109% 254 427 (40%) -1,535 3Q21 3Q20 14 Millions of U.S. dollars - 14 -

Syndicated new investment grade style credit agreement[1]

- Syndicated bank loan with investment grade terms and conditions
  - First unsecured main banking agreement since 2009
- $3.25 B credit facility will fully refinance existing Facilities Agreement while enhancing our liquidity position
  - $1.75 B 5-year committed Revolving Credit Facility
    - Increase of ~$630 M over prior facility
  - $1.5 B 5-year amortizing Term Loan
- New margin grid with improved pricing
- Simplified guarantor structure will be replicated across all senior debt
- First sustainability-linked debt under our recently published Sustainability Linked Financing Framework
  - Utilizes all 3 Framework KPIs
  - May result in margin adjustments of up to 5 basis points

Consolidated Leverage Ratio	Applicable Margin
>3.25x	175 bps
>2.75x	150 bps
>2.25x	125 bps
≤ 2.25x	100 bps

Framework KPIs
CO_2 emissions
Alternative fuels
Clean energy

1) Subject to finalization and effectiveness of definitive documentation that is expected in the near term. Funding subject to satisfaction of customary closing conditions

15

The best runway to next maturities in a decade 1 Proforma , total debt as of September 30, 2021: $8,982 million 1 2021 Facilities Agreement Other bank debt Average life of debt: Fixed Income 1 6.4 years Leases 1,948 1,594 1,048 1,025 1,021 861 694 356 309 90 35 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 >2031 Millions of U.S. dollars 1) Giving proforma effect to the refinancing of the Facilities Agreement. Subject to finalization and effectiveness of definitive documentation that is expected in the near term. Funding subject to 16 - 16 - satisfaction of customary closing conditions

Climate Action mitigates fossil fuel volatility Kiln fuels - 4% of COGS + Opex in 2020 220 Change in energy cost YTD 3Q21 2021e 200 2 2 (4Q14: base 100) Fuel Source Fuel 180 Alternatives Primary fuels Alternatives 29% 24% Fixed 29% Fixed 160 Petcoke 46% 140 18% Coal 46% Primary fuels 120 7% 1% Floating Nat. Gas Other 100 80 Electricity - 4% of COGS + Opex in 2020 60 2021e 2 Power 40 Clean Primary fuels Regulated 34% 8% 20 Fixed 4Q14 4Q15 4Q16 4Q17 4Q18 4Q19 4Q20 3Q21 Primary fuels 23% Regulated 21% 1 2% CX Energy ARA Coal Henry Hub Nat. Gas Clean Fixed 12% Clean Floating USGC Petcoke US Coal Dutch TTF Gas Primary fuels Floating 1) CX energy cost (kiln fuel and electricity) per ton of cement produced 17 2) Based on consumption of kilocalories for fuels, and consumption of megawatt hours for power - 17 -

2021 Outlook

1 2021 guidance 2 Operating EBITDA $2.95 to 3.0 billion 5% to 7% Cement Consolidated volume growth 3% to 5% Ready mix 2% to 4% Aggregates Energy cost/ton of cement produced ~14% increase ~$1.2 billion total Capital expenditures ~$750 M Maintenance, ~$450 M Strategic Investment in working capital ~$200 million Cash taxes ~$250 million 3 Cost of debt Decrease of ~$120 million 1) Reflects CEMEX’s current expectations th 2) Like-to-like for ongoing operations and assuming FX levels as of September 30 , 2021, for the remaining of the year 19 3) Including perpetual bonds and subordinated notes with no fixed maturity - 19 -

What to expect § Backdrop of strong economic growth § Most of our regions entering expansion phase of the cycle, or at a sustainable mid cycle trajectory supported by monetary and fiscal stimulus § With tight supply/demand dynamics, pricing policy to adequately reflect rising inflationary costs § Strong regional and logistics footprint are a competitive advantage § Expect energy to remain a headwind for foreseeable future § Maintain a strict cost discipline § Gradual improvement of supply chain disruptions § Bolt-on investment strategy will increasingly support EBITDA growth over the medium term § Disciplined capital allocation while optimizing total shareholder return § Advance materially on our Climate Action goals 20 - 20 -

Appendix OYAMEL RESIDENCE, MEXICO

Relevant ESG indicators Carbon strategy 3Q21 9M21 2020 Health and safety 3Q21 9M21 2020 Kg of CO per ton of cementitious 597 599 620 Employee fatalities 0 0 3 2 Alternative fuels (%) 29.7% 28.9% 25% Employee L-T-I frequency rate 0.3 0.4 0.5 Operations with zero fatalities and Clinker factor 75.9% 76.0% 77.6% 99% 97% 96% injuries (%) Low-carbon products 3Q21 9M21 2020 Customers and suppliers 3Q21 9M21 2020 Blended cement as % of total Net Promoter Score (NPS) 70 70 68 65.9% 65.4% 63.1% cement produced % of sales using CX Go 63% 62% 61% Total cement w/Vertua specs 66.2% 65.4% N/A Concrete w/Vertua specs 51% 51% N/A 22 - 22 -

Debt maturity profile as of 3Q21 Total debt as of September 30, 2021: $8,982 million 2017 Facilities Agreement Other bank debt Average life of debt: Fixed Income 6.1 years Leases 1,948 1,351 1,048 1,025 1,021 947 628 538 352 90 35 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 >2031 23 Millions of U.S. dollars - 23 -

Consolidated volumes and prices 9M21 vs. 9M20 3Q21 vs. 3Q20 3Q21 vs. 2Q21 Volume (l-t-l) 9% 1% (4%) Domestic gray Price (USD) 7% 8% (1%) cement Price (l-t-l) 4% 6% 0% Volume (l-t-l) 7% 3% 0% Ready mix Price (USD) 4% 5% (1%) Price (l-t-l) 1% 3% 0% Volume (l-t-l) 5% 1% 1% Aggregates Price (USD) 6% 5% (1%) Price (l-t-l) 2% 3% 0% 24 Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates - 24 -

Additional information on debt MXN 4% Other Third Quarter Second Quarter 8% 2021 2020 % var 2021 Euro 1 8,982 13,310 (33%) 9,665 Currency 17% Total debt denomination Short-term 4% 22% 10% U.S. Long-term 96% 78% 90% dollar 71% Cash and cash equivalents 869 3,453 (75%) 1,305 Net debt 8,113 9,857 (18%) 8,361 2 8,178 10,337 (21%) 8,476 Consolidated funded debt Variable 2 2.74 4.27 2.85 Consolidated leverage ratio 12% 2 5.31 3.69 4.78 Consolidated coverage ratio 3 Interest rate Fixed 88% Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated 25 3) Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,322 million - 25 -

Additional information on debt 1 Total debt by instrument 16% Third Quarter Second Quarter 2021 % of total 2021 % of total Fixed Income 5,569 62% 6,128 63% 2017 Facilities Agreement 1,957 22% 1,984 21% 22% 1 1,457 16% 1,554 16% Others 62% Total Debt 8,982 9,665 Millions of U.S. dollars 26 1) Includes leases, in accordance with IFRS - 26 -

3Q21 volume and price summary: selected countries/regions Domestic gray cement Ready mix Aggregates 3Q21 vs. 3Q20 3Q21 vs. 3Q20 3Q21 vs. 3Q20 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (3%) 19% 9% 6% 14% 4% 6% 14% 4% U.S. 5% 3% 3% 10% 3% 3% 3% 6% 6% Europe 4% 5% 4% 1% (0%) (1%) (0%) 2% (0%) Israel N/A N/A N/A (7%) 6% (0%) (13%) 14% 8% Philippines 1% (6%) (3%) N/A N/A N/A N/A N/A N/A Colombia 0% (4%) (2%) (0%) 1% 2% 1% (1%) 0% Panama 72% (6%) (6%) 171% (18%) (18%) 153% 9% 9% Costa Rica 23% (2%) 3% (10%) 1% 6% 1% (12%) (7%) Dominican Republic 11% 9% 6% 2% 22% 19% N/A N/A N/A 27 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates - 27 -

9M21 volume and price summary: selected countries/regions Domestic gray cement Ready mix Aggregates 9M21 vs. 9M20 9M21 vs. 9M20 9M21 vs. 9M20 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 12% 16% 7% 10% 9% 2% 15% 11% 4% U.S. 7% 1% 1% 9% 1% 1% 2% 3% 3% Europe 3% 10% 4% 6% 8% 2% 9% 9% 2% Israel N/A N/A N/A (1%) 6% (1%) (11%) 11% 4% Philippines 11% (2%) (4%) N/A N/A N/A N/A N/A N/A Colombia 12% (0%) 0% 14% 0% 1% 19% (3%) (3%) Panama 56% (5%) (5%) 34% (9%) (9%) 38% (10%) (10%) Costa Rica 15% (3%) 3% (18%) (2%) 4% (6%) (20%) (15%) Dominican Republic 33% 12% 13% (13%) 12% 15% N/A N/A N/A 28 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates - 28 -

2021 expected volume outlook[1]: selected countries/regions

	Cement	Ready Mix	Aggregates
CEMEX	+5% to +7%	+3% to +5%	+2% to +4%
Mexico	+10% to +12%	+8% to +12%	+8% to +12%
USA	+4% to +6%	+4% to +6%	+1% to +3%
Europe	+2% to +4%	+3% to +5%	+6% to +8%
Colombia	+9% to +11%	+14% to +16%	N/A
Panama	+34% to +36%	+40% to +42%	N/A
Costa Rica	+7% to +9%	(6%) to (4%)	N/A
Dominican Republic	+19% to +21%	(9%) to (7%)	N/A
Israel	N/A	(5%) to (3%)	(5%) to (3%)
Philippines	+12% to +14%	N/A	N/A

1) Reflects CEMEX's current expectations. Volumes on a like-to-like basis

29

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement Cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects Maintenance capital required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects expenditures required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects Strategic capital expenditures designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago USD U.S. dollars % var Percentage variation 30 - 30 -

Contact Information Investors Relations Stock Information In the United States NYSE (ADS): +1 877 7CX NYSE CX In Mexico Mexican Stock Exchange: +52 81 8888 4292 CEMEXCPO ir@cemex.com Ratio of CEMEXCPO to CX: 10 to 1